UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                             The Todd-AO Corporation
                  --------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)


                                   888896-10-7
                                 --------------
                                 (CUSIP Number)

                                  David P. Malm
     Halpern, Denny & Co., 500 Boylston Street, Suite 1880 Boston, MA 02116
                                 (617) 536-6602
--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                   Copies to:
                              Roslyn G. Daum, Esq.
                             Choate, Hall & Stewart
                         Exchange Place, 53 State Street
                                Boston, MA 02109
                                  (617)248-5000

                                  June 20, 1997
             -------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 888896-10-7  |                          |   Page  2  of  17  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  HDZ Digital Limited Partnership                                    |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  00                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 0                                        |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 358,804 (See Item 5)                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 0                                        |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 358,804 (See Item 5)                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 358,804 (See Item 5)                                                |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        | The reporting person disclaims beneficial ownership of the shares   |
|        | held by The Palladion Limited Partnership, Hollywood Digital, Inc., |
|        | Halpern, Denny & Zook Limited Partnership II and Halpern Denny &    |
|        | Zook, Inc.                                                          |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 4.2%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 888896-10-7  |                          |   Page  3  of  17  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  The Palladion Limited Partnership                                  |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  00                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 0                                        |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 401,521 (See Item 5)                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 0                                        |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 401,521 (See Item 5)                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 401,521 (See Item 5)                                                |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        | The reporting person disclaims beneficial ownership of the shares   |
|        | held by Hollywood Digital, Inc., HDZ Digital Limited Partnership,   |
|        | Halpern, Denny & Zook Limited Partnership II and Halpern Denny &    |
|        | Zook, Inc.                                                          |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 4.7%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 888896-10-7  |                          |   Page  4  of  17  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  Hollywood Digital, Inc.                                            |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  00                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 0                                        |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 9,128                                    |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 0                                        |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 9,128                                    |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 9,128 (See Item 5)                                                  |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        | The reporting person disclaims beneficial ownership of the shares   |
|        | held by The Palladion Limited Partnership, HDZ Digital Limited      |
|        | Partnership, Halpern, Denny & Zook Limited Partnership II and       |
|        | Halpern Denny & Zook, Inc.                                          |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | .1%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 888896-10-7  |                          |   Page  5  of  17  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  Halpern, Denny & Zook Limited Partnership II                       |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  00                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 0                                        |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 358,804 (See Item 5)                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 0                                        |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 358,804 (See Item 5)                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 358,804 (See Item 5)                                                |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        | The reporting person disclaims beneficial ownership of the shares   |
|        | beneficially held by The Palladion Limited Partnership, Hollywood   |
|        | Digital, Inc. and Halpern, Denny & Zook, Inc.                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 4.2%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 888896-10-7  |                          |   Page  6  of  17  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  Halpern, Denny & Zook, Inc.                                        |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  00                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 0                                        |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 760,325 (See Item 5)                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 0                                        |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 760,325 (See Item 5)                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 760,325 (See Item 5)                                                |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        | The reporting person disclaims beneficial ownership of the shares   |
|        | beneficially held by Hollywood Digital, Inc.                        |
|        |                                                                     |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 8.5%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D                                                  Page 7 of 17 Pages


Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value, of The Todd-AO Corporation ("Todd-AO"), a Delaware corporation with its principal executive offices located at 900 N. Seward Street, Hollywood, California 90038.

Item 2.  Identity and Background.

         This Statement is being filed by HDZ Digital Limited Partnership, a Delaware limited partnership, The Palladion Limited Partnership, a Delaware limited partnership, Hollywood Digital, Inc., a Delaware corporation, Halpern, Denny & Zook Limited Partnership II, a Delaware limited partnership, and Halpern, Denny & Zook, Inc., a Delaware corporation. HDZ Digital Limited Partnership, The Palladion Limited Partnership, Hollywood Digital, Inc. and Halpern, Denny & Zook Limited Partnership II and Halpern, Denny & Zook, Inc. are sometimes collectively referred to herein as the "Reporting Entities." Hollywood Digital, Inc. is the general partner and The Palladion Limited Partnership and HDZ Digital Limited Partnership are limited partners of Hollywood Digital Limited Partnership ("HDLP"), a Delaware limited partnership. Halpern, Denny & Zook Limited Partnership II is the general partner of HDZ Digital Limited Partnership. Halpern, Denny & Zook, Inc. is the general partner of The Palladion Limited Partnership and Halpern, Denny & Zook Limited Partnership II.

         HDLP formerly was engaged in the video, audio and film post-production business at a facility located in Hollywood, California. Pursuant to an Agreement for the Purchase and Sale of Assets dated June 18, 1997 and which closed on June 20, 1997 (the "Purchase Agreement"), Todd-AO acquired all or substantially all of HDLP's assets. Each of the Reporting Entities is or will be the recipient of shares of the Class A Common Stock of Todd-AO in connection with the Purchase Agreement and certain Convertible Subordinated Notes of Todd-AO issued in connection with the Purchase Agreement, as discussed more fully in Item 3.

         The principal offices of each of the Reporting Entities are located at 500 Boylston Street, Suite 1880, Boston, Massachusetts 02116.

         The following table contains certain information for each entity listed, including information regarding its executive officers, general partners and directors. The following also contains certain information regarding each partner who is a general partner of The Palladion Limited Partnership, HDZ Digital Limited Partnership and Halpern, Denny & Zook Limited Partnership II, and each person controlling such general partner. None of the Reporting Entities, general partners referenced above or any of the persons listed below, have, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar

Schedule 13D                                                  Page 8 of 17 Pages


misdemeanors) or been a party during the last 5 years to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state security laws or finding any violation of such laws. Except as otherwise noted, each of such persons is a United States citizen.



    Name and Business or                  Place of Organization                 Principal Business
       Residence Address
--------------------------------------------------------------------------------------------------------------------------
Hollywood Digital, Inc.                       Delaware                          General Partner of HDLP
c/o Halpern, Denny & Co., Inc.
500 Boylston Street, Suite 1880
Boston, MA  02116
--------------------------------------------------------------------------------------------------------------------------
HDZ Digital Limited Partnership               Delaware                          Limited Partner of HDLP
c/o Halpern, Denny & Co., Inc.
500 Boylston Street, Suite 1880
Boston, MA  02116
--------------------------------------------------------------------------------------------------------------------------
Halpern, Denny & Zook Limited                 Delaware                          General Partner of HDZ Digital
Partnership II                                                                  Limited Partnership
c/o Halpern, Denny & Co., Inc.
500 Boylston Street, Suite 1880
Boston, MA  02116
--------------------------------------------------------------------------------------------------------------------------
The Palladion Limited Partnership             Delaware                          Limited Partner of HDLP
c/o Halpern, Denny & Co., Inc.
500 Boylston Street, Suite 1880
Boston, MA  02116
--------------------------------------------------------------------------------------------------------------------------
Halpern, Denny & Zook, Inc.                   Delaware                          General partner of Halpern,
c/o Halpern, Denny & Co., Inc.                                                  Denny & Zook Limited
500 Boylston Street, Suite 1880                                                 Partnership II, general partner of
Boston, MA  02116                                                               HDZ Digital Limited Partnership,
                                                                                and general partner of The
                                                                                Palladion Limited Partnership
--------------------------------------------------------------------------------------------------------------------------




Schedule 13D                                                  Page 9 of 17 Pages



    Name and Business or                  Place of Organization                 Principal Business
       Residence Address
--------------------------------------------------------------------------------------------------------------------------
John D. Halpern                                                                 Shareholder, director and
c/o Halpern, Denny & Co., Inc.                                                  executive officer of Hollywood
500 Boylston Street, Suite 1880                                                 Digital, Inc., general partner of
Boston, MA  02116                                                               HDLP; shareholder, director and
                                                                                executive officer  of Halpern,
                                                                                Denny & Zook, Inc., general
                                                                                partner of Halpern, Denny & Zook
                                                                                Limited Partnership II
                                                                                and The Palladion Limited Partnership;
                                                                                limited partner of Halpern, Denny &
                                                                                Zook Limited Partnership II;
                                                                                shareholder and director of Halpern,
                                                                                Denny & Co., Inc.
--------------------------------------------------------------------------------------------------------------------------
George P. Denny, III                                                            Shareholder (as trustee of The
c/o Halpern, Denny & Co., Inc.                                                  George P. Denny III Trust of
500 Boylston Street, Suite 1880                                                 June 11, 1981 [the "Denny
Boston, MA  02116                                                               Trust"]), director and executive
                                                                                officer of Hollywood Digital, Inc.,
                                                                                general partner of HDLP; shareholder (as
                                                                                trustee of The Denny Trust), director
                                                                                and executive officer of Halpern, Denny &
                                                                                Zook, Inc., general partner of Halpern,
                                                                                Denny & Zook Limited Partnership II and
                                                                                The Palladion Limited Partnership;
                                                                                limited partner (as Trustee of the Denny
                                                                                Trust) of Halpern, Denny & Zook Limited
                                                                                Partnership II; shareholder and director
                                                                                of Halpern, Denny & Co., Inc.
--------------------------------------------------------------------------------------------------------------------------
William J. LaPoint, Jr.                                                         Executive officer of Halpern,
c/o Halpern, Denny & Co., Inc.                                                  Denny & Zook, Inc.; limited
500 Boylston Street, Suite 1880                                                 partner of Halpern, Denny & Zook Limited
Boston, MA 02116                                                                Partnership II; shareholder and director
                                                                                of Halpern, Denny & Co., Inc.
--------------------------------------------------------------------------------------------------------------------------




Schedule 13D                                                 Page 10 of 17 Pages


    Name and Business or                  Place of Organization                 Principal Business
       Residence Address
--------------------------------------------------------------------------------------------------------------------------
David P. Malm                                                                   Executive officer of Halpern,
c/o Halpern, Denny & Co., Inc.                                                  Denny & Zook, Inc.;  limited
500 Boylston Street, Suite 1880                                                 partner of Halpern, Denny &
Boston, MA  02116                                                               Zook Limited Partnership II;
                                                                                shareholder and director of
                                                                                Halpern, Denny & Co., Inc.
--------------------------------------------------------------------------------------------------------------------------


Item 3.  Source and Amount of Funds or Other Consideration.

         Todd-AO acquired all or substantially all of HDLP's assets through the Purchase Agreement for the total price of thirty million four hundred thousand dollars ($30,400,000), subject to reduction based on the Adjustment Factor discussed below. As partial consideration for the acquisition of HDLP's assets, Todd-AO issued (i) a Convertible Subordinated Note in the original principal amount of $9,239,071 (the "First Note") to HDLP; and (ii) a Convertible Subordinated Note in the maximum original principal amount of $3,400,000 (the "Second Note") to an escrow holder. Section 2.2 of the Purchase Agreement provides that the original principal amount of the Second Note is subject to reduction based on an Adjustment Factor relating to Todd-AO's Operating Profit (as defined in the Purchase Agreement) for the fiscal year ending June 30, 1997. The actual amount of the Adjustment Factor, which shall be equal to six (6) times the amount by which five million five hundred thousand dollars ($5,500,000) exceeds Todd-AO's Cash Flow From Operating Activities (as defined in the Purchase Agreement), cannot be determined with certainty until Todd-AO has received audited financial statements for the fiscal year ending June 30, 1997. At that time, the principal amount of the Second Note will be adjusted, if necessary, and the Second Note will be released from escrow. A copy of the Purchase Agreement is attached hereto as Exhibit A.

         Solely for purposes of this statement on Schedule 13D, the Reporting Entities have estimated, based primarily on information provided by the officers of HDLP, that the Adjustment Factor will be $1,800,000, such that the principal amount of the Second Note will be reduced to $1,600,000. The numbers of shares of Class A Common Stock of Todd-AO of which each of the Reporting Entities has been deemed to be the beneficial owner in this statement on Schedule 13D is based in part on the estimate of the principal amount of the Second Note. In the event that the actual Adjustment Factor is not $1,800,000, the number of shares of Class A Common Stock in Todd-AO allocated to each of the Reporting Entities herein may have to be adjusted.

Schedule 13D                                                 Page 11 of 17 Pages


         The principal amounts of the First Note and the Second Note have been allocated to the Reporting Entities and the other partners of HDLP based on the allocation provisions set forth in the Agreement of Limited Partnership of HDLP. The Reporting Entities and such partners have requested that Todd-AO issue separate convertible notes to each of HDLP's partners in exchange for the First Note. The Reporting Entities anticipate that HDLP's partners will make a similar request with respect to the Second Note once such note has been released from escrow. The First Note, the Second Note and all convertible notes issued in exchange therefor are collectively referred to herein as the "Todd Notes" and all shares of Class A Common Stock of Todd-AO issuable upon conversion of the Todd Notes are collectively referred to herein as the "Todd Shares."

         Payment of the Todd Notes is subordinate to any Senior Indebtedness of Todd-AO. Prior to maturity, each holder of the Todd Notes has the right to convert the aggregate unpaid principal of such notes into fully paid and non-assessable shares of Class A Common Stock of Todd-AO based on a conversion price of eleven dollars and eighty-seven and one-half cents ($11.875) per share (the "Conversion Price"). In addition, Todd-AO may require conversion of all of the Todd Notes at the Conversion Price in the event that shares of its Class A Common Stock obtain a price in excess of sixteen dollars ($16) per share for any five (5) trading days within any period of fifteen (15) consecutive trading days. Copies of the First Note and the Second Note are attached hereto as Exhibit B and Exhibit C, respectively.

Item 4.  Purpose of Transaction.

         Todd-AO and HDLP each were engaged in businesses relating to video, audio and film post-production work. Todd-AO and HDLP each deemed it advisable and in the best interests of their respective shareholders and partners that Todd-AO acquire HDLP's assets on the terms and conditions set forth in the Purchase Agreement.

         Pursuant to Section 9.2 of the Purchase Agreement, Todd-AO agreed that its Board of Directors would act to elect David P. Malm as a director of Todd-AO to serve until the next annual meeting of Todd-AO's shareholders. Todd-AO also agreed that it would nominate Mr. Malm for re-election as a director at any election of directors occurring before the earlier to occur of the third anniversary of the closing of the Purchase Agreement and the date upon which the partners of HDLP have disposed of more than 50% of the Todd Shares. As disclosed in Item 2, Mr. Malm is an executive officer of Halpern, Denny & Zook, Inc. and a limited partner of Halpern, Denny & Zook Limited Partnership II.

Schedule 13D                                                 Page 12 of 17 Pages


         The Todd Notes were issued by Todd-AO as partial consideration for the acquisition of HDLP's assets. The shares of Class A Common Stock of Todd-AO of which the Reporting Entities are deemed to be the beneficial owners were acquired for investment purposes only. Except as described herein, neither the Reporting Entities nor, to the best of their knowledge, any person listed in
Item 2, has any present plans or proposals which would result in or relate to any of the transactions described in subparagraph (a) through (g) as Item 4 of
Schedule 13D

Item 5.  Interest in Securities of the Issuer.

         (a) Under Rule 13D-3(d) of the Securities Exchange Act 1934, each of the Reporting Entities is deemed to own beneficially the shares of Class A Common Stock of Todd-AO issuable upon conversion of the Todd Notes held by it and an entity of which a Reporting Entity is a general partner. The aggregate unpaid principal of the Todd Notes may be converted by the holders of such notes at any time based on the conversion price of eleven dollars and eighty-seven and one-half cents ($11.875) per share. In addition, as noted above, in certain circumstances Todd-AO has the right to require conversion of all of the Todd Notes.

         Solely for purposes of this statement on Schedule 13D, the principal of the Second Note has been estimated at $1,600,000. See Item 3, above. Assuming full conversion of the Todd Notes using the estimated amount of the Second Note and the actual principal amount of the First Note, the following table sets forth the beneficial ownership of each of the Reporting Entities, each general partner to such of the Reporting Entities that is a partnership and each person controlling such partner, and for each of the Reporting Entities that is a corporation, the shareholders of such corporation.


--------------------------------------------------------------------------------------------------------------------
                                       Amount of Beneficial        Percentage of Class A        Percentage of Voting
                                           Ownership(1)               Common Stock(2)                 Power(2)
--------------------------------------------------------------------------------------------------------------------
Hollywood Digital, Inc.                         9,128                      .11%                  Less than .1%
--------------------------------------------------------------------------------------------------------------------
HDZ Digital Limited                           358,804                      4.2%                           1.3%
Partnership
--------------------------------------------------------------------------------------------------------------------
Halpern, Denny & Zook                         358,804                      4.2%                           1.3%
Limited Partnership II
--------------------------------------------------------------------------------------------------------------------



Schedule 13D                                                 Page 13 of 17 Pages

--------------------------------------------------------------------------------------------------------------------
The Palladion Limited                         401,521                      4.7%                          1.5%
Partnership
--------------------------------------------------------------------------------------------------------------------
Halpern, Denny & Zook, Inc.                   760,325                      8.5%                          2.9%
--------------------------------------------------------------------------------------------------------------------


(1) All shares reflected are shares of Class A Common Stock of Todd-AO. As set forth in Todd-AO's report of Form 10-Q for the period ending February 28, 1997, there were 8,223,654 shares of Class A Common Stock on April 8, 1997. Halpern, Denny & Zook, Inc., as the general partner of The Palladion Limited Partnership and as the general partner of Halpern, Denny & Zook Limited Partnership II, the general partner of HDZ Digital Limited Partnership, is deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by The Palladion Limited Partnership and HDZ Digital Limited Partnership and to have shared voting and investment power with respect to such shares.

(2) The stated percentage reflects the combined power of all classes of Common Stock to vote for directors. Class A Common Stock has one vote per share for all matters. Todd-AO's Class B Common Stock has ten votes per share on all matters.

         None of the Reporting Entities nor, to any of their knowledge, any person listed in Item 2, beneficially owns or has the right to dispose, directly or indirectly, any Common Stock of Todd-AO except pursuant to the conversion of the Todd Shares, as described herein.

         (b) See footnotes 1 and 2 to Item 5(a) above.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         HDZ Digital Limited Partnership and The Palladion Limited Partnership are among the limited partners of HDLP. Halpern, Denny & Zook, Inc. serves as both the general partner of The Palladion Limited Partnership and the general partner of Halpern, Denny & Zook Limited Partnership II, which is the general partner of HDZ Digital Limited Partnership.

Schedule 13D                                                 Page 14 of 17 Pages


         John D. Halpern and George P. Denny III are shareholders, directors and executive officers of Hollywood Digital, Inc., the general partner of HDLP. In addition, Mr. Halpern and Mr. Denny are shareholders, directors and executive officers of Halpern, Denny & Zook, Inc. which, as noted above, is the general partner of The Palladion Limited Partnership and Halpern, Denny & Zook Limited Partnership II. William J. LaPoint, Jr. and David P. Malm are executive officers of Halpern, Denny & Zook, Inc. Each of Messrs. Halpern, Denny, LaPoint and Malm limited partners of Halpern, Denny & Zook Limited Partnership II.

         Purchase Agreement: Pursuant to Section 13 of the Purchase Agreement, the Todd Notes and the Todd Shares are subject to the right of first purchase of Todd-AO. Under the right of first purchase, each time a party proposes to transfer, assign or sell all or any part of the Todd Notes or the Todd Shares, such party (the "Offeror") shall first offer the Todd Notes or the Todd Shares to Todd-AO. The Offeror is required to deliver written notice to Todd-AO stating, among other things, the Offeror's intention to transfer the notes or shares and the purchase price for which the Offeror proposed to effect such transfer. Within seven (7) days after receipt of such notice from the Offeror, Todd-AO must notify the Offeror in writing of its desire to purchase all or any portion of the notes or shares being transferred. If Todd-AO elects not to purchase all of the Todd Notes or Todd Shares, then the Offeror may transfer the notes or shares with respect to which Todd-AO had elected not to exercise its right of first purchase. A copy of the Purchase Agreement is filed herewith as Exhibit A and is incorporated herein in its entirety.

         Registration Right Agreement: Neither the Todd Notes nor the shares of Class A Common Stock of Todd-AO to be issued upon the conversion thereof are registered securities with the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 2.1 of the Purchase Agreement, Todd-AO has assumed an obligation to register the Todd Shares under the Act, as set forth in a Registration Rights Agreement, entered into on June 18 , 1997 by Todd-AO, HDLP, Hollywood Digital, Inc., HDZ Digital Limited Partnership, The Palladion Limited Partnership, Phemus Corporation, Rand Gladden, William Romeo, David Cottrell and Michael Jackson (the "Registration Right Agreement"). A copy of the Registration Rights Agreement is filed herewith as Exhibit D and is incorporated herein in its entirety.

         From and after the date which is one year after the date upon which at least 50% of the principal amount of the Todd Notes has been converted into Todd Shares, the holders of such shares may request that Todd-AO register all or part of the Todd Shares under the Act. In the event that Todd-AO receives such a request, it is

Schedule 13D                                                 Page 15 of 17 Pages


to use its best efforts to effect the registration of the subject shares under the Act.

Item 7.  Material to be filed as Exhibits.

         Attached to this statement and filed with this statement as exhibits are the following documents:

         Exhibit 1:            Agreement for the Purchase and Sale of Assets,
         ----------            dated June 18, 1997 between The Todd-AO
                               Corporation, Todd-AO HD, Inc. and Hollywood
                               Digital Limited Partnership and Its Partners.

         Exhibit 2:            The Todd-AO Corporation Convertible
         ----------            Subordinated Note in the principal amount of
                               $9,239,071.00.

         Exhibit 3:            The Todd-AO Corporation Convertible
         ----------            Subordinated Note in the principal amount of
                               $3,400,000.

         Exhibit 4:            Registration Rights Agreement, entered into on
         ----------            June 18, 1997 by Todd-AO, HDLP, Hollywood
                               Digital, Inc., HDZ Digital Limited Partnership,
                               The Palladion Limited Partnership, Phemus
                               Corporation, Rand Gladden, William Romeo, David
                               Cottrell and Michael Jackson

         The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.

Schedule 13D                                                 Page 16 of 17 Pages



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1997

                                    HDZ DIGITAL LIMITED PARTNERSHIP

                                    By:  Halpern, Denny and Zook Limited
                                         Partnership II

                                         By:  Halpern, Denny and Zook, Inc.,
                                              Its general partner


                                    By:  /s/ John D. Halpern
                                         --------------------------------------

                                    Its:
                                         --------------------------------------


                                    THE PALLADION LIMITED PARTNERSHIP

                                    By:  Halpern, Denny and Zook, Inc., Its
                                         general partner


                                    By:  /s/ John D. Halpern
                                         --------------------------------------

                                    Its:
                                         --------------------------------------


                                    HOLLYWOOD DIGITAL, INC.


                                    By:  /s/ John D. Halpern
                                         --------------------------------------

                                    Its:
                                         --------------------------------------

Schedule 13D                                                 Page 17 of 17 Pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1997


                                        HALPERN, DENNY & ZOOK LIMITED
                                        PARTNERSHIP II

                                        By:   Halpern, Denny and Zook, Inc.,
                                              Its general partner


                                        By:  /s/ John D. Halpern
                                            -----------------------------------

                                        Its:
                                             ----------------------------------


                                        HALPERN, DENNY AND ZOOK, INC.


                                        By:  /s/ John D. Halpern
                                            -----------------------------------

                                        Its:
                                             ----------------------------------